United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-6146

Union Pacific Railroad Company

1416 Dodge Street, Omaha, Nebraska 68179

(402) 271-5000

Missouri Pacific Railroad Company 4 ¼% First Mortgage Bonds due 2005

(Title of each class of securities covered by this Form)

Missouri Pacific Railroad Company 4 ¾% General Income Mortgage Bonds due 2020 and 2030; Missouri Pacific Railroad Company 5% Income Debentures due 2045

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-a(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 166

Pursuant to the requirements of the Securities Exchange Act of 1934, Union Pacific Railroad Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 5, 2004         BY: /s/ Richard J. Putz

                                                     Richard J. Putz

                                                     Chief Accounting Officer and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.